UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                         April
30, 2020

  Dennis J. Block, Esq.
  Greenberg Traurig, LLP
  MetLife Building
  200 Park Avenue
  New York, NY 10166

          Re:     Mack-Cali Realty Corporation
                  PREC14A filed April 23, 2020 by Mack-Cali Realty Corporation File No. 001-13274

  Dear Mr. Block:

       We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule 14A

  General

  1. We note the disclosure that states, "because the Annual Meeting is a contested election as a result of the proxy contest initiated by Bow Street, we are unable to conduct the Annual
     Meeting as a virtual meeting, as would otherwise be our preference." While holding a virtual meeting in the context of a contested election may provide logistical challenges, we understand that it is in fact possible. Please revise the disclosure accordingly.

  General Information, page 1

  2. We note the disclosure that states that you intend to mail the Proxy Statement "on or about
     May 1, 2020." Please note that, given that your preliminary proxy statement has a filing date of April 23, 2020, the earliest potential date for mailing your definitive proxy statement would be May 3, 2020. Please revise the disclosure accordingly. Please see Rules 14a-6(a)
     and 14a-6(k) of the Exchange Act, as well as Question 126.03 under the Division of
 Dennis J. Block, Esq.
April 30, 2020
Page 2

    Corporation Finance's Proxy Rules and Schedules 14A/14C Compliance and Disclosure
    Interpretations.

Solicitation and Voting Procedures, page 2

3. To remove the uncertainty, please revise the statement on page 2 that members of the Board of Directors and certain officers and employees of the Company "may be deemed"
   participants under applicable regulations.

4. Please revise the disclosure on page 4 to explain that under the rules of the NYSE governing brokers' discretionary authority, to the extent that shareholders receive proxy materials from or on behalf of both the Company and Bow Street, then brokers for such accounts will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2020 annual meeting, whether "routine" or not.

Background of the Solicitation, page 5

5. Please disclose whether the various offers by the Company in March and April to include three of the four Bow Street Directors on the Company's slate involved the inclusion of three directors specified by the Company or three directors of Bow Street's choosing.

6. Please provide the basis for the claim on page 14 that the Bow Street Directors decided "to forego the opportunity to be re-nominated on the Company's slate...."

7. Please disclose the basis for the assertions that the Bow Street Directors "endorsed" Bow
   Street's agenda, which purportedly includes, among other things, "forcing" an "immediate"
   sale of the Company at "any price" or, alternatively, "a price acceptable to Bow Street, rather than on terms that maximize value for all stockholders."

8. Please provide the legal basis for the claim that the Bow Street Directors have not honored their fiduciary duties.

Submission of Stockholder Proposals, page 73

9. In light of the disclosure in the second paragraph of this section, please clearly explain the basis for, and purpose of, the second sentence of the first paragraph of this section.

Form of Proxy

10. Please present the front of the proxy card first and the reverse side of the card subsequently.

11. Please remove the "[t]o consider and vote" phrasing from Proposals 2 and 3, as such language may confuse shareholders.
 Dennis J. Block, Esq.
April 30, 2020
Page 3

        We remind you that the Participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions